NextEra Energy Partners, LP

700 Universe Boulevard

Juno Beach, FL 33408

June 23, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St., NE

Washington, DC 20549

Re:	NextEra Energy Partners, LP
Registration Statement on Form S-1
Registration File No. 333-196099

Dear Sir/Madam:

NextEra Energy Partners, LP, a Delaware partnership (the “Partnership”), hereby requests, pursuant to Rule 461(a) under the Securities Act of 1933, as amended, that the effective date of the Partnership’s registration statement (the “Registration Statement”) on Form S-1 (File No. 333-196099) be accelerated by the United States Securities and Exchange Commission (the “Commission”) to 4:00 pm, Eastern Time, on June 25, 2014, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Andrea L. Nicolas of Skadden, Arps, Slate, Meagher & Flom LLP, the Partnership’s special counsel, at (212) 735-3416 and that such effectiveness also be confirmed in writing.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NEXTERA ENERGY PARTNERS, LP
By: NextEra Energy Partners GP, Inc., its general partner

By:	/s/ Charles E. Sieving
Name:	Charles E. Sieving
Title:	General Counsel

[Signature Page to Acceleration Request Letter]